LOBLAW COMPANIES LIMITED

SUITE 1500, 22 ST. CLAIR AVENUE EAST, TORONTO, CANADA M4T 2S8

VICE PRESIDENT,
GENERAL COUNSEL

TELEPHONE 416-922-8500
FAX 416-922-7791
E-MAIL gwlrab@weston.ca

November 13, 2002

Mr. Paul Dudek
United States Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.
USA
20549

Dear Sirs:

RE: LOBLAW COMPANIES LIMITED
SEC DISCLOSURE
FILE NO. 82-4918

In satisfaction of the requirements of Rule 12(g) 3-2(b) Exemption, enclosed please find a copy of the Third Quarter Results with accompanying asset coverage ratios to be furnished to the Securities and Exchange Commission.

We trust you will find everything in order.

Yours very truly,

Robert A. Balcom

RAB/rg
Encl.

file no. 82-49





loblaw companies limited
third quarter report to shareholders
40 weeks ended october 5, 2002

food and beyond

Report to Shareholders

Third quarter 2002 basic net earnings per share increased 36% to 68 cents from last year's 50 cents. Adjusting for the discontinuance of goodwill charges, basic net earnings per share increased by 13 cents or 24%. Trailing year basic net earnings per share, excluding goodwill charges, improved 20% to $2.50 versus the $2.09 earned during the comparable period at the end of the third quarter of 2001.

Sales for the third quarter increased solidly at 7.1% over last year to $7.2 billion. For the first three quarters of the year, sales of $17.4 billion were 7.4% ahead of last year. Good sales growth continued in all banners across the country. Our intensified lower pricing activity in Quebec is yielding steadily increasing volumes in that region. National same-store sales for the third quarter increased 4.0% and 4.5% year-to-date. Food price inflation remained low with further declines in the third quarter.

During the third quarter, 19 new corporate and franchised stores were opened (2001 - 22 stores), increasing net retail square footage by over 1%. For the first three quarters of 2002, a total of 49 new corporate and franchised stores were opened (2001 - 43 stores), resulting in a cumulative increase in net retail square footage of about 4%.

Operating income (earnings before interest, income taxes and goodwill charges) for the third quarter increased $50 million or 16.9% to $346 million. This includes a $3 million net charge for stock-based compensation and other stock-based payments relating to the new Canadian accounting standard implemented in 2002 which was not included in 2001. Earnings growth was solid across the country. Operating margin (operating income divided by sales) for the third quarter improved to 4.8% from 4.4% in 2001, while trading margin (operating income before depreciation divided by sales) improved to 6.3% from 5.9% in 2001. Operating income for the first three quarters of 2002 increased $115 million or 15.6% with an operating margin of 4.9% compared to 4.6% for the comparable period in 2001. Operating margins continue to improve from better overall sales mix management and a continued focus on cost control and operating efficiencies leveraging off an increasing sales base.

Interest expense for the third quarter decreased 2% to $50 million reflecting a decline in average net borrowing rates partially offset by an increase in average net borrowing levels. Interest coverage (operating income divided by interest expense) improved to 6.9 times for the third quarter compared to 5.8 times for the comparable period in 2001 and improved to 6.9 times compared to 6.0 times on a year-to-date basis. The effective income tax rate decreased to 36.7% year-to-date in 2002 in line with declining Canadian federal and provincial income tax rates and the income tax impact of fair valuing the equity forward contracts.

The Company continues to maintain a strong financial position and cash generating capability. The .78:1 debt to equity ratio at the end of the third quarter of 2002 was stronger than the comparable period of 2001 as a result of the continuous growth in the Company's equity levels from the operating strength of the business. The improvement of the cyclical working capital investment in inventory, net of accounts payable, resulted in an improvement in the debt to equity ratio in the third quarter as compared to the first half of the year.

During the third quarter, the Company securitized $110 million of credit card receivables, $184 million year-to-date, yielding a minimal gain, using the same assumptions disclosed in the Company's 2001 Annual Report.

Capital investment of $353 million during the third quarter and $706 million on a year-to-date basis reflects the Company's continuing commitment to maintain and renew its asset base and invest for growth across Canada. The estimated capital investment for 2002 is almost $1.2 billion.

Operating cash flow for the first three quarters of 2002 improved to $491 million from $294 million in 2001, as a result of higher earnings and an improvement in non-cash working capital. For the third quarter of 2002 operating cash flow was consistent with the comparable period of 2001 including the effect of increased 2002 seasonal inventory investment which is expected to decline in the fourth quarter. Cash flow from operations is expected to fund the majority of the anticipated capital investment program. During the third quarter, the Company's lines of credit, which are extended by several banks, were increased to $845 million. During the second quarter of 2002, the Company redeemed its $61 million Series 8, 10% Debentures, and in the first quarter of 2002 issued $200 million of 6.85% Medium Term Notes due 2032.

During the third quarter, statements of claim were filed against the Company concerning an employee of Loblaw in Toronto who had contracted the hepatitis A virus. The Company is confident that there is no basis for the actions and will defend them vigorously.

In the first quarter of 2002 the Company implemented two new Canadian accounting standards - Section 3870 "Stock-based Compensation and Other Stock-based Payments" and Section 3062 "Goodwill and Other Intangible Assets" (see note 1 of the unaudited interim period consolidated financial statements). The cumulative effect of implementing Section 3870 was a decrease to consolidated retained earnings of $25 million, net of future income tax recoverable of $23 million and the fair value impact of the equity forward contracts. Included in the 2002 consolidated operating income was a net charge of $12 million, $15 million net of the $3 million fair value impact of the equity forward contracts.

Outlook

Sales and earnings growth are expected to continue into the last quarter of 2002 and into 2003 at rates consistent with those realized through the third quarter. The Company maintains a solid balance sheet and good cash flows while continuing its almost $1.2 billion dollar per year capital investment program.

W. Galen Weston
Chairman

John A. Lederer
President

Toronto, Canada November 13, 2002

Consolidated Statements of Earnings

40 weeks ended October 5, 2002 (unaudited)	16 Weeks		40 Weeks	
($ millions)	2002	2001	2002	2001
SALES	$ 7,178	$ 6,703	$ 17,437	$ 16,233
OPERATING EXPENSES				
Cost of sales, selling and administrative expenses	6,723	6,310	16,315	15,257
Depreciation	109	97	268	237
	6,832	6,407	16,583	15,494
OPERATING INCOME	346	296	854	739
Interest Expense (Income)				
Short term	(14)	(17)	(38)	(40)
Long term	64	68	161	164
	50	51	123	124
EARNINGS BEFORE INCOME TAXES	296	245	731	615
Income Taxes	108	94	268	236
EARNINGS BEFORE GOODWILL CHARGES	188	151	463	379
Goodwill Charges, net of tax (note 1)		13		33
NET EARNINGS FOR THE PERIOD	$ 188	$ 138	$ 463	$ 346
PER COMMON SHARE ($)				
Basic net earnings	$ .68	$ .50	$ 1.68	$ 1.25
Diluted net earnings	$ .68	$ .50	$ 1.67	$ 1.25
Basic net earnings before goodwill charges	$ .68	$ .55	$ 1.68	$ 1.38
Diluted net earnings before goodwill charges	$ .68	$ .55	$ 1.67	$ 1.38
Market value – period end	$ 53.15	$ 53.70	$ 53.15	$ 53.70
Weighted average common shares outstanding (in millions)	276.2	276.2	276.2	276.2
Actual common shares outstanding (in millions)	276.2	276.3	276.2	276.3

Consolidated Statements of Retained Earnings

40 weeks ended October 5, 2002 (unaudited)	40 Weeks	
($ millions)	2002	2001
RETAINED EARNINGS, BEGINNING OF PERIOD	$ 2,375	$ 1,930
Impact of implementing new accounting standard (note 1)	(25)	
Net earnings for the period	463	346
Premium on common shares purchased for cancellation (note 2)	(5)	(1)
Net stock option plan cash payments (2001 – net of tax of $6)		(7)
Dividends declared per common share – 36¢ (2001 – 30¢)	(99)	(83)
RETAINED EARNINGS, END OF PERIOD	$ 2,709	$ 2,185

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Balance Sheets

($ millions)	As at October 5, 2002 (unaudited)	As at December 29, 2001
ASSETS		
Current Assets		
Cash and cash equivalents	$ 568	$ 575
Short term investments	655	426
Accounts receivable	491	472
Inventories	1,616	1,512
Current future income taxes	74	73
Prepaid expenses and other assets	36	28
	3,440	3,086
Fixed Assets	5,348	4,931
Goodwill (note 1)	1,599	1,599
Franchise Investments and Other Receivables	288	285
Future Income Taxes	19	26
Other Assets	64	81
	$ 10,758	$ 10,008
LIABILITIES		
Current Liabilities		
Bank indebtedness		$ 95
Commercial paper	$ 706	191
Accounts payable and accrued liabilities	2,092	2,291
Current income taxes	111	138
Long term debt due within one year	116	81
	3,025	2,796
Long Term Debt	3,428	3,333
Future Income Taxes	54	49
Other Liabilities	348	261
	6,855	6,439
SHAREHOLDERS' EQUITY		
Common Share Capital	1,194	1,194
Retained Earnings	2,709	2,375
	3,903	3,569
	$ 10,758	$ 10,008

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Cash Flow Statements

40 weeks ended October 5, 2002 (unaudited)	16 Weeks		40 Weeks	
($ millions)	2002	2001	2002	2001
OPERATIONS				
Net earnings	$ 188	$ 138	$ 463	$ 346
Depreciation and amortization	109	111	268	271
Future income taxes	6	12	15	25
Other	8	3	25	6
	311	264	771	648
Changes in non-cash working capital	26	97	(280)	(354)
Cash Flows from Operating Activities before the following:	337	361	491	294
Acquisition restructuring and other charges, including income tax recoveries	7	10	(26)	(33)
CASH FLOWS FROM OPERATING ACTIVITIES	344	371	465	261
INVESTMENT				
Fixed asset purchases	(353)	(355)	(706)	(730)
Short term investments	(306)	(84)	(229)	(86)
Proceeds from fixed asset sales	8	11	20	39
Changes in franchise investments, other receivables and credit card receivables	(8)	(169)	(12)	(189)
Changes in other items	7	(8)	27	(6)
CASH FLOWS USED IN INVESTING ACTIVITIES	(652)	(605)	(900)	(972)
FINANCING				
Commercial paper	164	134	515	224
Long term debt – Issued			200	1,040
– Retired		(101)	(66)	(252)
Common share capital – Retired	(5)		(5)	(1)
Dividends	(66)	(55)	(127)	(110)
Other	(3)	(2)	6	12
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES	90	(24)	523	913
Change in Cash	(218)	(258)	88	202
Cash, Beginning of Period	786	943	480	483
CASH, END OF PERIOD	$ 568	$ 685	$ 568	$ 685
CASH POSITION				
Cash	$ 568	$ 685	$ 568	$ 685
Short term investments	655	450	655	450
Commercial paper	(706)	(651)	(706)	(651)
Cash position	$ 517	$ 484	$ 517	$ 484
OTHER CASH FLOW INFORMATION				
Net interest paid	$ 24	$ 38	$ 120	$ 130
Net income taxes paid	$ 74	$ 55	$ 268	$ 215

Cash is defined as cash and cash equivalents net of bank indebtedness.
See accompanying notes to the unaudited interim period consolidated financial statements.

Notes to the Unaudited Interim Period Consolidated Financial Statements

Note 1. Basis of Presentation

The unaudited interim period consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements for the period ended December 29, 2001, except for the changes described below. These unaudited interim period consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2001 Annual Report.

STOCK-BASED COMPENSATION PLAN Effective December 30, 2001, the Company implemented the new standard issued by the Canadian Institute of Chartered Accountants ("the CICA") on stock-based compensation and other stock-based payments. The standard was implemented retroactively without restatement of the prior period consolidated financial statements. The cumulative effect of implementation was a decrease to consolidated retained earnings of $25 million, net of future income tax recoverable of $23 million and the fair value impact of the equity forward contracts.

The Company accounts for its stock option grants, that allow for settlement in cash at the option of the holder, in accordance with the intrinsic value method. Consideration paid by employees on the exercise of a stock option is credited to common share capital. Included in consolidated operating income was a compensation cost relating to the stock option plan of $12 million year-to-date, $15 million net of the $3 million fair value impact of the equity forward contracts.

GOODWILL Effective December 30, 2001, the Company prospectively implemented the new standard issued by the CICA on goodwill and other intangible assets. Under the new standard, goodwill is no longer amortized but instead requires that the book value of goodwill be tested annually for impairment. In addition, the amortization of intangible assets is no longer required unless the intangible asset has a limited life, in which case it will be amortized over its estimated useful life. Intangible assets not subject to amortization also require an annual test for impairment. Any permanent impairment in the book value of goodwill or intangible assets will be written off against earnings.

A review of the business combinations completed by the Company prior to July 1, 2001 was performed with no change required to the book value of goodwill and no previously unrecognized intangible assets were recorded. The Company also performed the annual impairment test for goodwill and determined that there was no impairment to the book value of goodwill.

Notes to the Unaudited Interim Period Consolidated Financial Statements

Note 2. Common Share Capital

(refer to Note 10 of the 2001 Audited Annual Consolidated Financial Statements)

STOCK-BASED COMPENSATION PLAN At the end of the third quarter of 2002, the Company had 4,130,067 stock options outstanding and no new stock options were granted during 2002. During the first three quarters of 2002, the Company paid the share appreciation value of $12 million, net of tax of $8 million, on 611,927 stock options. In addition, 90,906 stock options were cancelled during 2002.

NORMAL COURSE ISSUER BIDS ("NCIB") During the third quarter, the Company purchased for cancellation 85,500 of its common shares for $5 million pursuant to its NCIB.

Corporate Profile

Loblaw Companies Limited ("Loblaw") is Canada's largest food distributor, with operations across the country. Loblaw strives to provide superior returns to its shareholders through a combination of share price appreciation and dividends. To this end, it follows certain fundamental operating principles. It concentrates on food retailing with the objective of providing consumers with the best in one-stop shopping for everyday household needs. It maintains a significant program of reinvestment in and expansion of its existing markets. It is highly selective in acquisitions and continues to invest in products and technology. Loblaw seeks long term, stable growth, taking managed operating risks from a strong balance sheet position.

Investor Relations

Shareholders, security analysts and investment professionals should direct their requests to Mr. Geoffrey H. Wilson, Vice President, Industry and Investor Relations at the Company's Executive Office.

Additional financial information has been filed electronically with various securities regulators in Canada through SEDAR and with the Office of the Superintendent of Financial Institutions ("OSFI") as the primary regulator for the Company's subsidiary, President's Choice Bank.

EXECUTIVE OFFICE

22 St. Clair Avenue East
Toronto, Canada
M4T 2S7

Tel: (416) 922-8500
Fax: (416) 922-7791
Internet: www.loblaw.com

Ce rapport est disponible en français.

Printed in Canada.





LOBLAW COMPANIES LIMITED
Detail of Earnings Coverage Calculation on Interest on Long Term Debt
For the 52 weeks ended October 5, 2002
($ millions)

	Actual
CONSOLIDATED INTEREST ON LONG TERM DEBT	
Interest on long term debt	205
Consolidated interest on long term debt	205
CONSOLIDATED EARNINGS	
Operating income	1,251
Other interest income	48
Earnings before long term debt interest and taxes	1,299
Consolidated earnings for calculation	1,299
EARNINGS COVERAGE ON INTEREST ON LONG TERM DEBT	6.337